News Release

Alexco Outlines New Zinc–Silver Zone at Bellekeno
and Updates Resource Estimate: Tonnes Increased
51%, Silver Equivalent Ounces Increased 19%

January 30, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce an update to the November 2007 mineral resource estimate for the historic Bellekeno Mine, located in the Keno Hill silver district, Yukon Territory. Both the original mineral resource estimate and the updated estimate were prepared by SRK Consulting (Canada) Inc. (“SRK”).

Highlights

  New drilling at Bellekeno indicates the silver-lead deposit delineated in November 2007 containing approximately 28.5 million silver equivalent ounces (357,800 tonnes at 1,394 grams per tonne silver with 19.0% lead) is complimented by a newly outlined zinc-silver deposit containing an additional 9.8 million silver equivalent ounces (179,600 tonnes containing 21.3% zinc and 263 grams per tonne silver). Both deposits remain open at depth and along strike.

  Consolidated Bellekeno tonnage increased by 51% to 537,400 tonnes.

  Consolidated silver equivalent ounces increased 19% to 38.3 million ounces.

  New mineralization discovered in hanging wall to Bellekeno deposits.

  Underground exploration/development permitting in progress.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Updated Bellekeno NI 43-101 Compliant Estimate Expands Resource

SRK has recently completed an update to its November 2007 National Instrument 43-101 (“NI 43-101”) compliant inferred resource estimate for the Bellekeno Mine. The Bellekeno resource area comprises three zones (Southwest, 99 and East zones) along the main “48” vein. The Southwest and 99 zones comprise a lead-dominated high grade silver deposit, while the East zone is a zinc-dominated silver system. The November 2007 Bellekeno resource estimate incorporated drill holes and audit results from the Southwest and 99 zones, but did not include any drilling in the newly-outlined East zone. A new model constructed for the East zone and all remaining additional drill results in the Southwest zone have been incorporated in the updated inferred resource estimate. An updated technical report will be filed on SEDAR within 45 days.

Table 1 presents the mineral resource statement for Bellekeno. A 1,000 grams per tonne silver equivalent cutoff was used for the Southwest and East zones whereas the historic resource for the 99 zone was verified at a 15 ounces per ton silver cutoff.

Table 1: Bellekeno Mine Mineral Resource Statement*

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†**	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Sub-Total Inferred	99+Southwest	357,800	1,394	19.0	5.5	0.4	2,476

	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.

† Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡ Reported at a cut-off of 1,000 grams per tonne silver equivalent. Grades not capped.

**     Metal price and recovery factor assumptions for silver equivalent calculations: US$8.00 Silver troy ounce, US$0.45 per pound Lead,
          US$0.75 per pound Zinc, recovery assumed 100%. Gold not used in silver equivalent calculation.

The combined inferred resource at Bellekeno consists of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead and 10.7% zinc for 17.6 million ounces of contained silver or 38.3 million contained silver equivalent ounces. This represents a 51% increase in tonnes (181,400 tonnes) and a 19% increase in silver equivalent ounces (6.1 million silver equivalent ounces) compared to the prior SRK resource estimate completed in November 2007. The current consolidated resource estimate incorporates results from all the 2006/2007 Alexco drilling from the Southwest and East zones, where mineralization remains open along strike and at depth.

The resource estimate prepared by SRK for the Southwest and East zones is based on a three-dimensional geological and mineralization model for each of the two zones. Vein splays and small sub-parallel veins were not included. The resource estimate integrates 28 holes for the East zone and 31 holes for the Southwest zone for a total of 13,602 drilled meters. This drilling has been audited and validated by SRK in accordance with CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines. Following geostatistical analysis and variography, metal grades were estimated separately into each zone block model using an inverse distance square function. The mineral resources for the 99 zone are based on a reclassification of an historical polygonal resource estimate after auditing the methodology used by UKHM in 1997 (see news release of November 13, 2007). All mineral resources are classified as Inferred Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines.

The resource estimate was completed by G. David Keller, P.Geo, Principal Resource Geologist with SRK and was reviewed by Dr. Jean-Francois Couture, P.Geo, of SRK. By virtue of their academic backgrounds and professional experience, Mr. Keller and Dr. Couture are both “qualified persons”, and are independent of Alexco, as such terms are defined by NI 43-101.

Recent Bellekeno Drill Results, Including New Mineralization Discovered in Hanging Wall

Results from three additional drill holes from the Southwest zone are incorporated in this latest resource estimate. In the central Southwest zone, K-07-0106 intersected 3.43 meters grading 1,875 grams per tonne silver (54.7 ounces per ton), 27.5% lead and 12.6% zinc.

In addition, drilling in the hanging wall of the Bellekeno resource has discovered silver rich mineralization approximately 300 meters southeast of the 48 vein, in the vicinity of the proposed new hanging wall decline. The intercept, which includes 1.87 meters averaging 1,950 grams per tonne silver (57.5 ounces per ton), 30.21% lead and 1.24% zinc, confirms the presence of high-grade mineralization in the Bellekeno hanging wall structures, offering additional exploration potential in the Bellekeno system. There is insufficient information to determine if the core length intervals represent true widths.

Composite data for DDH K-07-0106 and K-07-0109 are listed below in Table 2.

Table 2: Assay composites for DDH K-07-0106 and K-07-0109

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton
K-07-0106	392.28	393.35	1.07	40.6	1.2	0.030	<0.005	0.06	0.79	2.8
K-07-0106	395.35	402.03	6.68	1,025.7	29.9	0.653	0.019	14.55	16.84	79.1
includes	397.46	400.89	3.43	1,875.0	54.7	0.560	0.016	27.51	12.60	110.4

K-07-0109	86.73	90.30	3.57	1,050.0	30.6	0.010	<0.005	16.00	0.96	50.4
includes	87.32	89.19	1.87	1,970.0	57.5	0.067	<0.005	30.21	1.24	93.9
K-07-0109	164.06	166.06	2.00	58.8	1.7	0.005	<0.005	1.19	0.02	3.1

*Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered. Note: Composites were calculated using a 30 g/t Ag cutoff with a maximum of 2 meters internal dilution.

Assay composites for 2007 Bellekeno drill holes not previously reported are available on the Alexco Resource Corp. website at www.alexcoresource.com.

Planned Development, Mine Planning, Permitting

Preliminary mine planning and engineering studies in preparation for underground exploration are underway under the direction of Tim Hall, Alexco’s Manager, Project Development. Currently the following studies are ongoing:

  Preliminary and conceptual mine planning and backfill
  Ground control and rock mechanics
  Scoping study level CAPEX and OPEX costs
  Engineering studies for power generation
  ABA analysis
  Hydrology
  Metallurgy and flow sheet development

Appropriate permit applications are being prepared, to allow for underground exploration and definition drilling of the Bellekeno deposit. Alexco anticipates that once appropriate permits are in hand, a decline extending approximately 633 meters to the historic workings will be driven and approximately 2,300 meters of rehabilitation will be completed in the historic workings. The excavated dimensions of the decline will be approximately 5 meters in width by 4 meters in height and will allow access for exploration and production equipment.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.